Exhibit 4.2

FORM OF NOTE CONVERSION AGREEMENT

12% Convertible Notes

This Note Conversion Agreement (this “Agreement”) is made and entered into as of March __, 2020 (the “Effective Date”), by and between _________________ (the “Noteholder”), and Cool Holdings, Inc., a Maryland corporation (“Company”).

W I T N E S S E T H:

WHEREAS, on the Effective Date, the Noteholder holds a 12% convertible note (“Convertible Note”) issued by the Company on __________________ in the principal amount of $______________ with accrued and unpaid interest amounting to $____________;

WHEREAS, in connection with acquisition of the Convertible Note, Noteholder received common share purchase warrants (the “Warrants”) to purchase a number of Common Shares equal to the principal amount of the Notes divided by the Conversion Price that is 30% below the twenty-day volume weighted average price immediately prior to the date the Company obtains any shareholder or other required regulatory approval to permit the conversion of the Notes at an exercise price equal to that Conversion Price;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by all parties, the parties agree as follows:

1.

Notwithstanding anything to the contrary in the Convertible Note, on or around March 31, 2020 (the “Closing”), the sum of the outstanding principal amount plus accrued and unpaid interest on the Noteholder’s Convertible Note as of the Effective Date totaling $__________________ shall be converted into and exchanged for _____________ common shares (“Common Shares”) of the Company, which shall be issuable to RoyalCan Investment LP for the benefit of the Noteholder.

2.	The Noteholder hereby agrees to promptly mark its Convertible Note as “canceled” and return it to the Company.
3.	The Noteholder hereby agrees that all outstanding Warrants will be cancelled as of the Effective Date and will be of no further force and effect.
4.

This Agreement and the covenants, obligations, undertakings, rights and benefits hereof shall be binding upon, and shall inure to the benefit of, the respective parties hereto and their respective successors and assigns.

5.	This Agreement is intended only to effect (i) the conversion into and exchange of the Noteholder’s Convertible Note for Common Shares, and (ii) the cancellation of the Warrants.
6.

This Agreement may be executed by one or both of the parties in several counterparts and all such counterparts so executed shall together be deemed to constitute one final agreement as if signed by both parties, and each such counterpart shall be deemed to be an original.

7.

Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby.

8.	The recitals set forth in this Agreement are hereby incorporated into and made a part of this Agreement for all purposes.
9.

This Agreement shall be governed by, and construed and interpreted in accordance with, the substantive laws of the State of Maryland, without giving effect to any conflict‑of‑laws rule or principle that might result in the application of the laws of another jurisdiction.

EXECUTED and DELIVERED to be effective as of the date set forth above.

COMPANY:

Cool Holdings, Inc.

By:

Name: Vernon A. LoForti

Title:    SVP & CFO

NOTEHOLDER:

________________________

By:

Name:

Title: